Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Update on Director Intentions Regarding Off-Market Share Buy-Back

Brisbane, Australia 21 April 2009: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) provides an update on the intentions of Mr Stephen Chang, a director, concerning participation in the off-market share buy-back to be voted on by shareholders on the 22nd of April 2009.

In the Share Buy Back Booklet sent to shareholders, Progen indicated that Mr Chang had not yet decided on whether or not he would accept the buy-back offer for any of the 811,530 shares in which he has an interest.

Mr Chang has informed the Board that he intends to accept the buy back offer for a substantial portion of his Progen shareholding. Mr Chang’s interest is held through a self-managed superannuation fund and he has been advised to take steps to re-balance its portfolio to better meet the investment objectives for such a superannuation fund.

The shareholder meeting at which the resolution to approve the off-market share buy-back is to be considered will take place at 10:00 am on Wednesday, the 22nd of April 2009 in Brisbane. The offer is subject to this shareholder approval.

Acceptances of the off-market share buy-back offer, at a price of $1.10 per share for up to $40 million, close at 5:00 pm on Friday, the 24th of April.

ENDS

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation.  Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:
T Justus Homburg
Chief Executive Officer
+61 7 3842 3333

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.